Exhibit 99.4

GENOPTIX, INC.
2007 EQUITY INCENTIVE PLAN

GENOPTIX, INC.

RESTRICTED STOCK UNIT AWARD GRANT NOTICE FOR DIRECTORS
(2007 EQUITY INCENTIVE PLAN)

Genoptix, Inc. (the “Company”), pursuant to Section 6(b) of the Company’s 2007 Equity Incentive Plan (the “Plan”), hereby awards to Participant a Restricted Stock Unit Award covering the number of restricted stock units (the “RSUs”) set forth below (the “Award”).  This Award shall be evidenced by a Restricted Stock Unit Award Agreement for Directors (the “Agreement”).  Capitalized terms not explicitly defined in this Award but defined in the Plan shall have the same definitions as in the Plan.  This Award is subject to all of the terms and conditions as set forth herein and in the applicable Agreement and the Plan, each of which are attached hereto and incorporated herein in their entirety.  In the event of any conflict between the terms in the Award and the Plan, the terms of the Plan shall control.

Participant:
Date of Grant:
Vesting Commencement Date:
Number of RSUs:
Payment for Common Stock:	Participant’s services to the Company

Vesting Schedule:

[Initial Grant and Existing Director Grant:  1/12th of the RSUs vest quarterly following the Date of Grant.]

[Annual Grant:  1/4th of the RSUs vest quarterly following the Date of Grant.]

Delivery Schedule:  Delivery of one share of Common Stock for each RSU which vests shall occur on the applicable vesting date, provided that delivery may be delayed as provided in Section 3 of the Agreement.

Additional Terms/Acknowledgements:  Participant acknowledges receipt of, and understands and agrees to, this Grant Notice, the Agreement and the Plan.  Participant further acknowledges that as of the Date of Grant, this Grant Notice, the Agreement and the Plan set forth the entire understanding between Participant and the Company regarding the award of the RSUs and the underlying Common Stock and supersede all prior oral and written agreements on that subject with the exception of (i) Stock Awards previously granted and delivered to Participant under the Plan, and (ii) the following agreements only:

OTHER AGREEMENTS:

GENOPTIX, INC.	PARTICIPANT

By:
Signature	Signature

Title:	Date:

Date:

ATTACHMENTS:                Restricted Stock Unit Award Agreement for Directors and 2007 Equity Incentive Plan

GENOPTIX, INC.

2007 EQUITY INCENTIVE PLAN

RESTRICTED STOCK UNIT AWARD AGREEMENT FOR DIRECTORS

Pursuant to the Restricted Stock Unit Grant Notice for Directors (“Grant Notice”) and this Restricted Stock Unit Award Agreement for Directors (“Agreement”), Genoptix, Inc. (the “Company”) has awarded you a Restricted Stock Unit Award pursuant to the Company’s 2007 Equity Incentive Plan (the “Plan”) for the number of restricted stock units (“RSUs”) as indicated in the Grant Notice (collectively, the “Award”).  Capitalized terms not explicitly defined in this Agreement but defined in the Plan shall have the same definitions as in the Plan.  Subject to adjustment and the terms and conditions as provided herein and in the Plan, each RSU shall represent the right to receive one (1) share of Common Stock.

The details of your Award, in addition to those set forth in the Grant Notice, are as follows.

1.             NUMBER OF RSUS AND SHARES OF COMMON STOCK.

(a)          The number of RSUs subject to your Award and the number of shares of Common Stock deliverable with respect to such RSUs may be adjusted from time to time for Capitalization Adjustments as described in Section 9(a) of the Plan.  You shall receive no benefit or adjustment to your Award with respect to any cash dividend or other distribution that does not result from a Capitalization Adjustment as described in Section 9(a) of the Plan; provided, however, that this sentence shall not apply with respect to any shares of Common Stock that are delivered to you in connection with your Award after such shares have been delivered to you.

(b)          Any additional RSUs, shares of Common Stock, cash or other property that becomes subject to the Award pursuant to this Section 1 shall be subject, in a manner determined by the Board, to the same forfeiture restrictions, restrictions on transferability, and time and manner of delivery as applicable to the other RSUs and Common Stock covered by your Award.

(c)          Notwithstanding the provisions of this Section 1, no fractional RSUs or rights for fractional shares of Common Stock shall be created pursuant to this Section 1.  The Board shall, in its discretion, determine an equivalent benefit for any fractional RSUs or fractional shares that might be created by the adjustments referred to in this Section 1.

2.             VESTING.  Subject to the limitations contained herein, the RSUs shall vest, if at all, as provided in the Vesting Schedule set forth in your Grant Notice, provided, however, that vesting shall cease upon the termination of your Continuous Service.  In addition, if the Company is subject to a Change in Control before your Continuous Service terminates, then all of the unvested RSUs subject to this Award shall become fully vested and exercisable immediately prior to the effective date of such Change in Control.

3.             DELIVERY OF SHARES OF COMMON STOCK.

(a)          Subject to the provisions of this Agreement and the Plan, in the event one or more RSUs vests, the Company shall deliver to you one (1) share of Common Stock for each RSU that vests on the applicable vesting date.  However, if a scheduled delivery date falls on a date that is not a business day, such delivery date shall instead fall on the next following business day.

(b)         Notwithstanding the foregoing, in the event that you are subject to the Company’s Window Period Policy, in effect from time to time or you are otherwise prohibited from selling shares of Common Stock in the public market and any shares covered by your Award are scheduled to be delivered on a day (the “Original Delivery Date”) that does not occur during an open “window period” applicable to you, as determined by the Company in accordance with such policy, or does not occur on a date when you are otherwise permitted to sell shares of Common Stock on the open market, then such shares shall not be delivered on such Original Delivery Date and shall instead be delivered on the first business day of the next occurring open “window period” (regardless of whether you are still providing continuous services at such time) or the next business day when you are not prohibited from selling shares of the Company’s Common Stock in the open market but in no event later than the fifteenth (15th) day of the third calendar month of the calendar year following the calendar year in which the Original Delivery Date occurs.  The form of such delivery (e.g., a stock certificate or electronic entry evidencing such shares) shall be determined by the Company.

4.             PAYMENT BY YOU.  This Award was granted in consideration of your services for the Company.  Subject to Section 10 below, except as otherwise provided in the Grant Notice, you will not be required to make any payment to the Company (other than your past and future services for the Company) with respect to your receipt of the Award, vesting of the RSUs, or the delivery of the shares of Common Stock underlying the RSUs.

5.             SECURITIES LAW COMPLIANCE.  You may not be issued any Common Stock under your Award unless either (i) the shares of Common Stock are registered under the Securities Act, or (ii) the Company has determined that such issuance would be exempt from the registration requirements of the Securities Act.  Your Award must also comply with other applicable laws and regulations governing the Award, and you shall not receive such Common Stock if the Company determines that such receipt would not be in material compliance with such laws and regulations.

6.             RESTRICTIVE LEGENDS.  The Common Stock issued under your Award shall be endorsed with appropriate legends, if any, determined by the Company.

7.             TRANSFER RESTRICTIONS.  Prior to the time that shares of Common Stock have been delivered to you, you may not transfer, pledge, sell or otherwise dispose of the shares in respect of your Award.  For example, you may not use shares that may be issued in respect of your RSUs as security for a loan, nor may you transfer, pledge, sell or otherwise dispose of such shares.  This restriction on transfer will lapse upon delivery to you of shares in respect of your vested RSUs.  Your Award is not transferable, except by will or by the laws of descent and distribution.  Notwithstanding the foregoing, by delivering written notice to the Company, in a form satisfactory to the Company, you may designate a third party who, in the event of your death, shall thereafter be entitled to receive any distribution of Common Stock to which you were entitled at the time of your death pursuant to this Agreement.

8.             AWARD NOT A SERVICE CONTRACT.  Your Award is not an employment or service contract, and nothing in your Award shall be deemed to create in any way whatsoever any obligation on your part to continue in the service of the Company or any Affiliate, or on the part of the Company or any Affiliate to continue such service.  In addition, nothing in your Award shall obligate the Company or any Affiliate, their respective stockholders, boards of directors or employees to continue any relationship that you might have as a Director or Consultant of the Company or any Affiliate.

9.             UNSECURED OBLIGATION.  Your Award is unfunded, and even as to any RSUs that vest, you shall be considered an unsecured creditor of the Company with respect to the Company’s obligation, if any, to issue Common Stock pursuant to this Agreement.  You shall not have voting or any other rights as a stockholder of the Company with respect to the Common Stock acquired pursuant to this Agreement until such Common Stock is issued to you pursuant to Section 3 of this Agreement.   Upon such issuance, you will obtain full voting and other rights as a stockholder of the Company with respect to the Common Stock so issued.  Nothing contained in this Agreement, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind or a fiduciary relationship between you and the Company or any other person.

10.          WITHHOLDING OBLIGATIONS.

(a)           On or before the time you receive a distribution of Common Stock pursuant to your Award, or at any time thereafter as requested by the Company, you hereby authorize any required withholding from the Common Stock issuable to you and/or otherwise agree to make adequate provision in cash for any sums required to satisfy the federal, state, local and foreign tax withholding obligations of the Company or any Affiliate which arise in connection with your Award (the “Withholding Taxes”).

(b)           Unless any tax withholding obligations of the Company and/or any Affiliate are satisfied, the Company shall have no obligation to deliver to you any Common Stock.

(c)           In the event the Company’s obligation to withhold arises prior to the delivery to you of Common Stock or it is determined after the delivery of Common Stock to you that the amount of the Company’s withholding obligation was greater than the amount withheld by the Company, you agree to indemnify and hold the Company harmless from any failure by the Company to withhold the proper amount.

11.          PARACHUTE PAYMENTS.

(a)           If any payment or benefit you would receive pursuant to a Change in Control from the Company or otherwise (“Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting “parachute payments” is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the following order unless you elect in writing a different order (provided, however, that such election shall be subject to Company approval if made on or after the effective date of the event that triggers the Payment): reduction of cash payments; cancellation of accelerated vesting of RSUs. In the event that acceleration of vesting of RSU compensation is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant of your Award (i.e., earliest granted RSU cancelled last) unless you elect in writing a different order for cancellation.

(b)           The accounting firm engaged by the Company for general audit purposes as of the day prior to the effective date of the Change in Control shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, the Company shall appoint a nationally recognized accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.

(c)           The accounting firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to you and the Company within fifteen (15) calendar days after the date on which your right to a Payment is triggered (if requested at that time by you or the Company) or such other time as requested by you or the Company. If the accounting firm determines that no Excise Tax is payable with respect to a Payment, either before or after the application of the Reduced Amount, it shall furnish you and the Company with an opinion reasonably acceptable to you that no Excise Tax will be imposed with respect to such Payment. Any good faith determinations of the accounting firm made hereunder shall be final, binding and conclusive upon you and the Company, except as specified below.

(d)           If, notwithstanding any reduction described in this Section 10, the IRS determines that you are liable for the Excise Tax as a result of the receipt of the payment of benefits as described above, then you shall be obligated to pay back to the Company, within thirty (30) days after a final IRS determination or in the event that you challenge the final IRS determination, a final judicial determination, a portion of the payment equal to the “Repayment Amount.” The Repayment Amount with respect to the payment of benefits shall be the smallest such amount, if any, as shall be required to be paid to the Company so that your net after-tax proceeds with respect to any payment of benefits (after taking into account the payment of the Excise Tax and all other applicable taxes imposed on such payment) shall be maximized. The Repayment Amount with respect to the payment of benefits shall be zero if a Repayment Amount of more than zero would not result in your net after-tax proceeds with respect to the payment of such benefits being maximized. If the Excise Tax is not eliminated pursuant to this paragraph, you shall pay the Excise Tax.

(e)          Notwithstanding any other provision of this Section 10, if (i) there is a reduction in the payment of benefits as described in this Section 10, (ii) the IRS later determines that you are liable for the Excise Tax, the payment of which would result in the maximization of your net after-tax proceeds (calculated as if your benefits had not previously been reduced), and (iii) you pay the Excise Tax, then the Company shall pay to you those benefits which were reduced pursuant to this section contemporaneously or as soon as administratively possible after you pay the Excise Tax so that your net after-tax proceeds with respect to the payment of benefits is maximized.

12.          NOTICES.  Any notices required to be given or delivered to the Company under the terms of this Award shall be in writing and addressed to the Company at its principal corporate offices.  Any notice required to be given or delivered to you shall be in writing and addressed to your address as on file with the Company at the time notice is given.  All notices shall be deemed effective upon personal delivery or upon deposit in the U.S. mail, postage prepaid and properly addressed to the party to be notified.

13.          HEADINGS.  The headings of the Sections in this Agreement are inserted for convenience only and shall not be deemed to constitute a part of this Agreement or to affect the meaning of this Agreement.

14.          AMENDMENT.  This Agreement may be amended only by a writing executed by the Company and you which specifically states that it is amending this Agreement. Notwithstanding the foregoing, this Agreement may be amended solely by the Company by a writing which specifically states that it is amending this Agreement, so long as a copy of such amendment is delivered to you, and provided that no such amendment adversely affecting your rights hereunder may be made without your written consent. Without limiting the foregoing, the Company reserves the right to change, by written notice to you, the provisions of this Agreement in any way it may deem necessary or advisable to carry out the purpose of the grant as a result of any change in applicable laws or regulations or any future law, regulation, ruling, or judicial decision, provided that any such change shall be applicable only to rights relating to that portion of the Award that has not been delivered to you in Common Stock pursuant to Section 3.

15.          MISCELLANEOUS.

(a)           The rights and obligations of the Company under your Award shall be transferable by the Company to any one or more persons or entities, and all covenants and agreements hereunder shall inure to the benefit of, and be enforceable by the Company’s successors and assigns.

(b)           You agree upon request to execute any further documents or instruments necessary or desirable in the sole determination of the Company to carry out the purposes or intent of your Award.

(c)           You acknowledge and agree that you have reviewed your Award in its entirety, have had an opportunity to obtain the advice of counsel prior to executing and accepting your Award and fully understand all provisions of your Award.

(d)           This Agreement shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

(e)           All obligations of the Company under the Plan and this Agreement shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

16.          GOVERNING PLAN DOCUMENT.  Your Award is subject to all the provisions of the Plan, the provisions of which are hereby made a part of your Award, and is further subject to all interpretations, amendments, rules and regulations which may from time to time be promulgated and adopted pursuant to the Plan.  In the event of any conflict between the provisions of your Award and those of the Plan, the provisions of the Plan shall control; provided, however, that Section 3 of this Agreement shall govern the timing of any distribution of Common Stock under your Award.  The Company shall have the power to interpret the Plan and this Agreement and to adopt such rules for the administration, interpretation, and application of the Plan as are consistent therewith and to interpret or revoke any such rules. All actions taken and all interpretations and determinations made by the Board and the Committee shall be final and binding upon you, the Company, and all other interested persons. No member of the Board shall be personally liable for any action, determination, or interpretation made in good faith with respect to the Plan or this Agreement.

17.          CHOICE OF LAW.  The interpretation, performance and enforcement of this Agreement shall be governed by the law of the state of California without regard to such state’s conflicts of laws rules.

18.          SEVERABILITY.  If all or any part of this Agreement or the Plan is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not invalidate any portion of this Agreement or the Plan not declared to be unlawful or invalid. Any Section of this Agreement (or part of such a Section) so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

19.          OTHER DOCUMENTS.  You hereby acknowledge receipt or the right to receive a document providing the information required by Rule 428(b)(1) promulgated under the Securities Act.  In addition, you acknowledge receipt of the Company’s Window Period Policy and Insider Trading Policy, in effect from time to time.

* * * * *

This Restricted Stock Unit Award Agreement for Directors shall be deemed to be signed by the Company and you upon the signing by you of the Restricted Stock Unit Grant Notice for Directors to which it is attached.